Filed by: Total Energy Services Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Savanna Energy Services Corp.
Form F-80 File No.: 333-216354

2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 Telephone: (403) 216-3939 Facsimile: (403) 234-8731 Website: www.totalenergy.ca

News Release
March 15, 2017
Total Energy Responds to Increased Acquisition Price Offered for Savanna by Western Energy Services Corp. and Announces Continued Support of Locked-Up Shareholders for Total Energy's Offer
CALGARY, ALBERTA – Total Energy Services Inc. ("Total Energy") announced today that, notwithstanding the recently announced increase in the acquisition price payable by Western Energy Services Corp. ("Western") in relation to the proposed plan of arrangement between Western and Savanna (the "Western Arrangement"), each of the Savanna shareholders who entered into a support agreement with Total Energy in November 2016 (collectively, the "Locked-Up Shareholders") has confirmed to Total Energy that it continues to support Total Energy's offer for the outstanding common shares of Savanna (the "Total Offer"). In addition, each of the Locked-Up Shareholders has confirmed to Total Energy that it has initiated the process to tender, to the Total Offer, all of the Savanna common shares owned by it, or over which it exercises control or direction. Based on public filings and additional information communicated to Total Energy concerning recent purchases of Savanna common shares made by Locked-Up Shareholders, the number of Savanna Common Shares to be tendered to the Total Offer by the Locked-Up Shareholders represents approximately 43.5% of the total number of issued and outstanding Savanna Common Shares.
THE TOTAL OFFER REMAINS OPEN FOR ACCEPTANCE UNTIL 11:59 P.M. (PACIFIC TIME) ON MARCH 24, 2017 UNLESS THE TOTAL OFFER IS EXTENDED OR WITHDRAWN BY TOTAL ENERGY.
Total Energy notes that the addition of cash consideration to the Western Arrangement does nothing to address (and, in fact, only exacerbates) certain fundamental issues that Savanna shareholders must take into consideration in relation to the Western Arrangement. Those issues include the current indebtedness of both Savanna and Western and the track records of their respective management groups. While a combination of Savanna and Western will result in a larger entity, certain Savanna shareholders who have contacted Total Energy have expressed concerns that a combined Savanna/Western entity will be saddled with significant indebtedness, limited financial flexibility and a high cost of capital.  As a result, Western may need to undertake financing transactions, similar to the highly dilutive refinancing transactions completed by Savanna in December 2016, to address high debt levels, which could give rise to further dilution to the shareholders of Western (including former Savanna shareholders). In addition, recent energy market and commodity price volatility place a premium on go-forward financial flexibility and resilience, which will not be achieved by a combination of Savanna and Western. For these reasons and others, Total Energy continues to believe that the combination of Total Energy and Savanna on the terms set out in the Total Offer represents a more compelling transaction for Savanna shareholders than the Western Arrangement.
That Western, like Savanna, is burdened with substantial debt is highlighted by recently released 2016 financial information of Western. In 2016, Western's interest on its long-term indebtedness and other finance costs (net of finance income) amounted to $22.5 million, while its 2016 reported EBITDA amounted to $3.6 million; in other words, Western's 2016  EBITDA represented only 16% of its annual finance costs.  It would appear reckless for Western to increase its bid by adding a cash payment when Western’s balance sheet is already one of the weakest balance sheets in the Canadian energy services industry and such cash payment will put additional financial pressure on a combined Savanna and Western, which will reduce any near term liquidity flexibility for the combined entity.
In assessing the merits of the Total Offer and the Western Arrangement, Total Energy encourages Savanna shareholders to review and carefully consider the relative balance sheet strength/weakness and indebtedness of both Total Energy and Western.  Set out below are a number of comparative factors, based on 2016 financial information of Total Energy and Western, to consider in this regard:
Summary Comparative Table
Factor	Total Energy	Western	Advantage

Long term debt	$46.9 million	$265 million	Total Energy

Total debt repayable over three years	$6.0 million	$265 million	Total Energy

Long term debt to long term debt plus equity ratio	0.11:1	0.39:1	Total Energy

Finance costs, net - 2016	$1.9 million	$22.5 million	Total Energy

EBITDA-2016	$14 million	$3.6 million	Total Energy

Interest coverage ratio	7.5x	0.16x	Total Energy

Working capital: 12/31/2016	$72 million	$51 million	Total Energy

Working capital: 12/31/2016 proforma net of the cash component of the offers	$48 million	$26 million	Total Energy

Credit rating	Not rated	B (negative outlook) – B+ (S&P)[1] Caa2 – Caa3 (Moody's)[2]	Total Energy

Existing capital and debt structure	Conservative	Highly Levered	Total Energy

Notes
1	Standard & Poor's Financial Services LLC ("S&P") has assigned an issuer credit rating of B (negative outlook) to Western and an issuer credit rating of B+ and recovery rating of 2 to Western's outstanding senior unsecured notes (the "Notes"). According to S&P, an issuer rated “B” is more vulnerable than higher-rated entities, but the issuer currently has the capacity to meet its financial commitments. Adverse business, financial or economic conditions will likely impair the issuer’s capacity or willingness to meet its financial commitments. A “negative” outlook means that a rating may be lowered. According to S&P, an obligation rated “B” is more vulnerable to non-payment than higher-rated obligations, but the issuer currently has the capacity to meet its financial commitment on the obligation. However, exposure to adverse business, financial, or economic conditions, could impair the issuer’s capacity or willingness to meet its financial commitments on the obligation.
2	Moody's Corporation ("Moody's") has assigned a corporate family credit rating of Caa2 to Western and a long-term obligation rating to the Notes of Caa3. According to Moody's, obligations rated Caa are judged to be speculative, of poor standing and are subject to very high credit risk. The modifier 2 indicates a midrange ranking and the modifier 3 indicates that the issue ranks in the lower end of Moody's generic rating category.

Savanna's agreement to a $15 million break fee in relation to the Western Arrangement is disturbing for several reasons.  First, Savanna agreed to such break fee without first exploring with Total Energy what additional consideration Total Energy would be willing to make available in exchange for Savanna cooperation.  This action reinforces observations made by Total Energy that Savanna's approach to the Total Offer appears inconsistent with the objective of sourcing a compelling combination transaction for the benefit of all Savanna shareholders, not just insiders. Second, the $15 million break fee was agreed to in respect of an inferior offer to the Total Offer.  Western, itself, indicated (in its March 13, 2017 news release), that the acquisition price originally offered by it in relation to the Western Arrangement (such price having been determined, apparently, after a full due diligence exercise on the part of Western) was not a material improvement over the consideration offered to Savanna shareholders under the Total Offer; in that news release, Western noted that the "calculated values of the two alternatives are quite close together". The fact that Western has found it necessary to increase the acquisition price of the Western Arrangement through the addition of cash consideration just days after announcing the Western Arrangement simply confirms that the Western Arrangement was an inferior alternative to the Total Offer.  The fact that Savanna has now agreed to increase the break fee by 33% is egregious.

Against that backdrop, Total Energy continues to question the appropriateness of the now increased $20 million break fee (and the desirability of the Western Arrangement from the perspective of Savanna shareholders), which represents close to 10% of the market capitalization of Savanna and also represents 51% of Savanna's 2016 EBITDA and 556% of Western's 2016 EBITDA.  Behavior of this nature on the part of Savanna may explain, in part, the dramatic difference in the relative track records of Total Energy and Savanna in generating shareholder returns and the increasing alienation that independent Savanna shareholders have described to Total Energy vis-à-vis Savanna senior management and its board of directors.  The increase to the break fee also reaffirms Total Energy's views that Savanna's senior management and board of directors are not aligned with Savanna's shareholders and not interested in maximizing shareholder value.

Total Energy has determined based on public filings by Savanna that the $20 million break fee will not be payable if the Total Offer is successful.  Total Energy will vigorously contest any claim for payment of the break fee made following any take-up of Savanna shares under the Total Offer on behalf of all shareholders of Savanna.

In its March 13, 2017 news release, Savanna indicated that it will "continue to reach out" to the Locked-Up Shareholders to request that they consider the merits of the Western Arrangement. The impression that Savanna apparently hoped to create with that statement – that the Locked-Up Shareholders may come to support the Western Arrangement – is misleading, insofar as Total Energy has confirmed with the Locked-Up Shareholders that each of them considers the Western Arrangement to be inferior to the Total Offer (even after giving effect to the increase in price associated with the Western Arrangement). Having regard to the significant support for the Total Offer that continues to exist among Savanna shareholders following announcement of the Western Arrangement (and again after the increase in the acquisition price payable by Western), Savanna's suggestions that the Western Arrangement is a far more compelling transaction for independent Savanna shareholders and has higher degree of transaction certainty are questionable, at best.

Savanna's March 13, 2017 news release repeated inaccurate information concerning the limited interactions between Total Energy and Savanna during the course of the strategic alternatives review process initiated by Savanna in December 2016. In particular, Savanna again indicated that Total Energy refused to advise Savanna of the amount by which Total Energy was prepared to increase the consideration made available under the Total Offer unless Savanna first agreed, among other things, to an "exclusive dealing" period for the benefit of Total Energy. As Total Energy noted in the notice of variation filed and mailed by it on March 13, 2017 (the "Notice of Variation"), Savanna statements to such effect are simply not true. Total Energy has made numerous attempts to engage with Savanna and indicated, on multiple occasions, a willingness to increase the consideration offered by it for the outstanding Savanna common shares in exchange for cooperation from Savanna. Written correspondence forwarded by Total Energy to Savanna's financial advisor on February 13, 2017 clearly indicated that the "exclusive dealing" period referred to by Savanna would only come into effect following an agreement between Total Energy and Savanna upon the amount of the additional consideration to be made available by Total Energy. A copy of that correspondence is appended to the Notice of Variation, as Schedule "A", and readers are directed to paragraph 1 (on page 2 of that schedule) for information concerning the timing of the exclusive dealing period requested by Total Energy.

The fact that Savanna refused, in mid-February 2017, to engage with Total Energy prevented Savanna shareholders from receiving the best price that Total Energy could have made available at that time. Cooperation in combining Total Energy and Savanna in mid-February 2017 (or earlier in response to prior overtures by Total Energy) would have enabled Total Energy to avoid a number of costs subsequently incurred by it (and additional costs that may be incurred), which could have been added to the consideration under the Total Offer for the benefit of Savanna shareholders.

Since the announcement of the Western Arrangement, Total Energy has received feedback about the Total Offer from various sources. Total Energy is encouraged by unsolicited statements of support received from former officers and directors of Savanna and a number of current Savanna employees who are concerned about the future of their company. Total Energy is also encouraged by unsolicited supportive feedback received from Savanna's customers, who have, among other things, commented on the relative financial stability of the combined entity.

About Total's Offer to Savanna Shareholders

Full details of the Total Offer are contained in the offer to purchase and associated take-over bid circular, dated December 9, 2016 (the "Original Offer and Circular"), as amended, varied and supplemented (as applicable) by the notice of change and variation dated March 1, 2017 (the "First Notice of Change") and the Notice of Variation. All of those documents are available under Savanna's profile at www.sedar.com and on Total Energy's website at www.totalenergy.ca/savannaoffer. Securityholders of Savanna are urged to read the Original Offer and Circular, the First Notice of Change, the Notice of Variation, the Letter of Transmittal that accompanied the Original Offer and Circular, the amended Letter of Transmittal that accompanied the First Notice of Change and the Notice of Guaranteed Delivery for the Total Offer (collectively, the "Offer Documents") and to consider the important information set out in those documents. Copies of the Offer Documents may be obtained free of charge at www.sedar.com (under Savanna's profile) and may also be obtained free of charge upon request from the Corporate Secretary of Total Energy, at 2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4, or from Laurel Hill Advisory Group ("Laurel Hill") at the numbers and email address shown below under the heading "Advisors to Total Energy".
Advisors to Total Energy
Total Energy has engaged GMP FirstEnergy to act as its financial advisor and dealer manager. Bennett Jones LLP is acting as Canadian legal advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as United States legal advisor in connection with the Total Offer.
Laurel Hill has been retained as information agent for the Total Offer. Savanna shareholders may contact Laurel Hill by telephone at 1-877-452-7184 (Toll Free in North America) or 1-416-304-0211 (Collect Outside North America) or by email at assistance@laurelhill.com.
Computershare Investor Services Inc. ("Computershare") has been retained as the depositary for the Total Offer. Shareholders of Savanna may contact Computershare by telephone at 1-800-564-6253 (Toll free in North America), or at 1-514-982-7555 (Collect Outside of North America), or by e-mail at corporateactions@computershare.com.
About Total Energy
Total Energy is a growth oriented energy services corporation involved in contract drilling services (Chinook Drilling), rentals and transportation services (Total Oilfield Rentals) and the fabrication, sale, rental and servicing of natural gas compression (Bidell Gas Compression) and process equipment (Spectrum Process Systems).
The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.
This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the applicable securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.
Total Energy has filed with the U.S. Securities and Exchange Commission ("SEC") a Registration Statement (the "Registration Statement"), which includes the Original Offer and Circular, the First Notice of Change and the Notice of Variation, relating to its offer to Savanna shareholders. TOTAL URGES INVESTORS AND SECURITYHOLDERS TO READ THE REGISTRATION STATEMENT, THE ORIGINAL OFFER AND CIRCULAR, THE FIRST NOTICE OF CHANGE AND THE NOTICE OF VARIATION AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the Original Offer and Circular, the First Notice of Change and the Notice of Variation and other documents filed by Total Energy with the Canadian securities regulators at www.sedar.com (under the issuer profile for Savanna) and with the SEC at the SEC's website at www.sec.gov. The Original Offer and Circular, the First Notice of Change and the Notice of Variation and other documents may also be obtained free of charge from Total's website at www.totalenergy.ca/savannaoffer or upon request made to Total at 2550, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4.
Securityholders should be aware that Total Energy may purchase Savanna Common Shares otherwise than under the Total Offer, such as in open market purchases.
Forward-Looking Information Cautionary Statement
This News Release contains certain forward-looking information (referred to herein as "forward-looking statements"). Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "scheduled", "intend", "objective", "continuous", "ongoing", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future events, circumstances or outcomes. In particular, this News Release contains forward-looking information concerning the Total Offer, Total Energy's views with respect to the combined entity that would result from the Western Arrangement and the Total Offer, Total Energy's views with respect to payment of the break fee upon completion of the Total Offer, potential benefits of the Total Offer to shareholders of Savanna and the deposit of Savanna Common Shares under the Total Offer by Locked-Up Shareholders.
Forward-looking statements are based upon the opinions and expectations of management of Total Energy as at the effective date of such statements and, in some cases, information supplied by third parties. Although Total Energy believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions and that information received from third parties is reliable, it can give no assurance that those expectations will prove to have been correct. Forward-looking statements are subject to certain risks and uncertainties that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, such things as changes in general economic conditions in Canada, the United States and elsewhere, changes in operating conditions (including as a result of weather patterns), the volatility of prices for oil and natural gas and other commodities, commodity supply and demand, fluctuations in currency and interest rates, availability of financial resources or third-party financing, availability of equipment, materials and personnel, defaults by counterparties under commercial arrangements to which Total Energy or Savanna (or any of their respective affiliates) is a party, an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Total Energy, and new laws and regulations (domestic and foreign). Risks relating specifically to Total Energy's ability to realize anticipated benefits of the proposed combination of Total Energy and Savanna include, but are not limited to: Total Energy's inability to successfully integrate with Savanna following completion of the Offer, including by changing the board of directors of Savanna to consist of nominees of Total Energy. Additional risks to which Total Energy is exposed in the conduct of its business are set out under the heading "Risk Factors" in Total Energy's annual information form for the year ended December 31, 2016 (the "AIF"), and under the heading "Risk Factors" in Total Energy's management's discussion and analysis of results of operations and financial condition for the year ended December 31, 2016 ("Annual MD&A"), each of which has been incorporated by reference in the Original Offer and Circular, has been filed with various securities regulatory authorities in Canada and is available under Total Energy's profile through the SEDAR website at www.sedar.com.
Having regard to the various risk factors, readers should not place undue reliance upon the forward-looking statements contained in this News Release and such forward-looking statements should not be interpreted or regarded as guarantees of future outcomes.
Forward-looking information respecting the Total Offer and the anticipated timing of certain steps or events associated with the Total Offer is based upon various assumptions and factors, including, in addition to those noted elsewhere in this News Release, publicly reported financial information concerning Savanna, publicly reported information concerning the number of outstanding Savanna Common Shares and the number of options and other convertible or exchangeable rights and securities issued or granted by Savanna (entitling holders thereof to acquire Savanna Common Shares), advice from professional advisors with respect to statutorily mandated time frames for various applications and steps/events associated with the Total Offer, that Savanna has made full and accurate disclosure of all material information concerning Savanna in accordance with applicable Canadian securities laws (including disclosure of all material contracts and existing and potential contingent liabilities) and that there have been no recent material adverse changes in the business, affairs, capital, prospects or assets of Savanna.
Additional risk factors could cause actual results or events to differ materially from the results or outcomes expressed or implied by the forward-looking statements in this News Release. For a discussion regarding such risks, see, in particular, the sections of the Original Offer and Circular entitled "Purpose of the Offer and Plans for Savanna", "Certain Information Concerning Securities of the Offeror", "Regulatory Matters" and "Risk Factors", the risk factor contained in the Notice of Variation on pages 1 – 2 as well as the information contained under the heading "Risk Factors" in each of the AIF and Annual MD&A, incorporated by reference in the Original Offer and Circular.
Total Energy cautions you that the risks described or referenced in this section are not the only ones that could affect the Total Offer or Total Energy. Additional risks and uncertainties not presently known by Total Energy or that Total Energy currently believes are not material may also materially and adversely affect the satisfaction or waiver by Total Energy of any of the conditions of the Total Offer, the successful completion of the Total Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of Total Energy. Except as otherwise indicated by Total Energy, forward-looking statements do not reflect the potential impact of any special initiatives or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur in the future. The financial impact of any such special initiatives or transactions may be complex and will depend on the facts particular to each of them. Total Energy, therefore, cannot describe the expected effects in a meaningful way or in the same way it presents known risks affecting its business. Forward-looking statements are presented herein for the purpose of providing information about Total Energy and the Total Offer and its anticipated impacts.
The forward-looking statements contained in this News Release are made as of the date hereof and Total Energy does not undertake any obligation to update or to revise any of the included forward-looking statements, except as required by applicable securities laws in force in Canada. The forward-looking statements contained in this News Release are expressly qualified by this cautionary statement.
Cautionary Statement Regarding Western Information
The information concerning Western contained in this News Release has been taken from, or is based upon, publicly available information filed by Western with various securities regulatory authorities in Canada and is available by accessing Western's issuer profile on SEDAR at www.sedar.com and other public sources available as at the date hereof. Total Energy has not had access to the non-public books and records of Western and Total Energy is not in a position to independently assess or verify certain of the information in Western's publicly filed documents, including its financial statements. Western has not reviewed this News Release and has not confirmed the accuracy and completeness of the information concerning Western contained in this News Release. While Total Energy has no reason to believe that such information is inaccurate or incomplete, Total Energy has no means of verifying the accuracy or completeness of any information contained in this News Release that is derived from publicly available information regarding Western or whether there has been any failure by Western to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information. Neither Total Energy, nor any of the directors or officers of Total Energy, assumes any responsibility for the accuracy or completeness of such information or any failure by Western to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to Total Energy or such persons.
Non-IFRS Measures Regarding Western
This News Release includes certain measures with respect to Western which are not recognized measures under International Financial Reporting Standards ("IFRS"). These non-IFRS measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Non-IFRS measures should never be considered in isolation nor as a substitute for analysis of financial information reported under IFRS. Readers are referred to Western's management discussion and analysis dated February 22, 2017 for the financial condition, changes in financial condition and results of operations for the year ended December 31, 2016 for a further description of the non-IFRS measures used therein and, in certain instances, a reconciliation from such non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS, a copy of which is available by accessing Western's issuer profile on SEDAR at www.sedar.com.